Anthony J. Zeoli Partner Freeborn & Peters LLP Attorneys at Law 311 South Wacker Drive Suite 3000 Chicago, IL 60606 (312) 360-6798 direct (312) 360-6520 fax azeoli@freeborn.com www.freeborn.com

August 12, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, NE

Washington, D.C. 20549-2977

Attention: Erin Martin, Attorney-Advisor

Re:	CERES Coin LLC (CIK No. 0001734118)

Draft Offering Statement on Form 1-A

Response to Inquiry Letter dated May 31, 2019

We are in receipt of your inquiry letter with respect to the above identified applicant dated May 31, 2019. With respect to your questions provided therein, as reproduced for ease of reference, please see our respective responses on Exhibit A.

Should you have any questions regarding this letter or the attachment please do not hesitate to contact me.

Regards,

Anthony Zeoli

Anthony J. Zeoli

(312) 360-6798

azeoli@freeborn.com

AJZ

EXHIBIT A

INQUIRY RESPONSES

A.	General

1.	We note your response to comment 2. We further note that the offering limitation set forth in Rule 251(a) of Regulation A is calculated on the basis of proceeds for all securities sold during the past 12 months pursuant to Regulation A. Your response indicates that you plan to calculate the offering limitation on the basis of Coins currently outstanding at a particular time. As such, it is unclear to us how you intend to ensure that your ongoing sales and repurchases of Coins will comply with the limitations set forth in Rule 251(a). Please revise your offering circular to explain how you plan to comply with these requirements.

As discussed, we have significantly revised the structure of the Offering to provide for the sale of a maximum of $20M worth of Coins and a maximum of $30M worth of Tokens. Further, the structure of the Coins has also been modified such that each Coin will have a unique identifier (so the Company will be better able to track the total amount of Coins sold against the new cap amount) and, upon any buyback of a Coin by the Company (i.e. a cash out by the holder), the subject Coin will be destroyed and not re-issued. We believe the Offering, as modified, is in compliance with the requirements of Rule 251(a) of Regulation A.

2.	We note your response to comment 3. We note your disclosure throughout the offering circular, including on pages 105-109, regarding the voting, distribution, and liquidation rights associated with the Tokens. We also note your response to comment 1, which states in part "[t]he Tokens are intended to be an investment vehicle, granting the holders the right to receive a percentage interest of both the Company’s “Loan Business” (i.e.[,] the interest to be received by the Company in connection with the “Loans” it makes) and the Company’s “Blockchain Business” (i.e.[,] the “Transaction Fees” to be received by the Company from users in connection with the use of its proprietary Framework)." Given the terms of the Tokens as currently described, it is not clear to us your basis for determining that they do not represent an equity interest in the company. Please provide us with your detailed legal analysis. In addition, please refer to Rule 261(c) and Rule 251(a) of Regulation A and revise your offering circular accordingly.

An “equity interest” in a given company represents an actual ownership interest in such company and its assets. As structured, the Tokens give the holders the right to participate in the revenues generated by the Company’s Loan Business and it Blockchain Business, including certain amounts received in connection with any liquidation of the same. The Token holders also have the right to vote on certain limited matters specifically related to the foregoing. However, the Tokens do not represent any ownership interest in the Company and are thus not “equity interests.”

Most notably, unlike with respect to an “equity interest,” any and all rights the Token holders may have related solely to the Company’s Loan Business and it Blockchain Business as opposed to all of the Company’s operations/assets. To the extent the Company engages in any other line of business, which it fully intends to do, the Token holders would have no right to participate in the revenues generated by the same or otherwise have any vote or say with respect to such operations. Further, unlike with respect to an “equity interest,” in the event of a dissolution of the Company as a whole the Token holders would have no right to participate in the liquidation proceeds received with respect to any/all of the Company’s assets which are not part of its Loan Business and/or its Blockchain Business. By way of example, to the extent the Company subsequently owns any office space, in any liquidation of the Company the Token holders (unlike the Company’s equity holders) would not be permitted to share in the proceeds from the sale of such office space.

With respect to Rule 251(a) and Rule 261(c), we take the position that the Tokens represent “debt securities.” Further, for the avoidance of doubt, the Tokens would not qualify as “asset-backed” securities as such term is defined in Item 1101(c) of Regulation AB for multiple reasons, including the following:

•	The Tokens are NOT “primarily serviced by the cash flows of a discrete pool of receivables or other financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period.” The Token holders have the right to participate in revenues from both the Blockchain Business and the Loan Business. While these represent a specific pool of assets, there are no actual “receivables” or other fixed assets in place at the time the Tokens are being sold and no guarantee that any revenues can ever be generated. Put simply, when the Tokens are initially offered for sale there will be no actual assets (receivables or otherwise) to qualify as backing the Tokens. What the Tokens represent is a right to participate in certain future profits generated by the Company’s Blockchain Business and its Loan Business, if any. It should also be noted that the revenues to be received from the Blockchain Business are undeterminable and certainly do not “by their terms convert into cash within a finite time period.” Further, for the immediate and foreseeable future (at least within the 12 months of the offering) the Tokens will be primarily (if not solely) serviced by the transaction fees received from the Blockchain Business as it will take time to deploy funds related to the Loan Business.

•	The activities of the Company are NOT “limited to passively owning or holding the pool of assets, issuing the [securities] supported or serviced by those assets, and other activities reasonably incidental thereto.” As described in the Offering Circular the Company will be actively managing and operating both the Loan Business and the Blockchain Business.

•	The Company is NOT, nor does it intend to become, an investment company under the Investment Company Act of 1940.

3.	We note the following disclosure from the offering circular:

•	You have not yet formally engaged any contractors to complete the development of the Framework and the POS, and it will take at least six months from the point of final engagement of all necessary contractors to complete a fully functioning model of the Framework and the POS (page 46);

•	You have not yet formally engaged an outside developer to create the token smart contract, and it will take at least two months from the point of engagement to complete a fully functioning model of the smart contract to govern the tokens (page 104); and

•	You have not yet formally engaged an outside developer to create the coin smart contract, and it will take at least three months from the point of engagement to complete a fully functioning model of the smart contract to govern the coins (page 112).

Please revise to explain the expected timing of your offering in relation to the completion of development of the Framework, POS, token smart contract, and coin contract. Please be advised that, since you are not eligible to conduct a delayed offering, all of the material offering terms must be established and set forth in the offering statement prior to the time of qualification. Refer to Rule 251(d)(3) of Regulation A.

We understand from our discussion with your team that the Offering will not be approved unless and until the Tokens/Coins/Framework are fully functional. As such we have significantly revised the Offering Circular to reflect what the same will look like upon completion (i.e. assuming the same have been completed). The Company is actively working on the completion of the Tokens/Coins/Framework and expects to have each functionally completed within the next 20 to 30 days.

4.	We note that you intend to qualify up to $1.0 million of your coins. It is not clear the basis for qualifying these coins. Please advise us as to the analysis you conducted in determining that these coins are securities and therefore eligible to be qualified on Form 1-A.

As discussed, we have significantly revised the structure of the Offering to now provide for a profit sharing component with respect to the Coins. More specifically, the persons who purchase Coins from the Company in a given “Coin Distribution Year” (as defined in the Offering Circular and the Coin Rights Agreement) would be eligible to share in a defined portion of the total “Transaction Fees” received by the Company during such year. These new provisions have been detailed out in Article XIV, Section 3(E) (“Distribution Rights”) of the Offering Circular and Section 5 of the Coin Rights Agreement (“Income Participation Rights; Distributions; Periodic Reports”). We believe that with this new profit component the Coins would qualify as “securities” and be eligible for qualification under Regulation A.

5.	We note your disclosure on page 65 regarding the PIAs and the Conversion Tokens. Please provide us with your detailed legal analysis regarding the exemption from registration you relied on or anticipate relying on for the issuance of Conversion Tokens.

The PIAs were (and are) securities being sold under the Rule 506(c) exemption and a Form D was originally filed with respect to the PIA offering on April 26, 2018 (Accession Number: 0001734118-18-000002). Applicable “blue sky” notice filings were also filed at the applicable state levels for those PIAs actually sold. We are in the process of filing an amendment to filed Form D to reflect that PIA offering remains open, however there have not yet been any PIA sales in 2019.

It should also be noted that we discussed the general conversion structure of the PIAs with Mark Vilardo and his team prior to initiating the offering. We had originally considered selling/issuing SAFTs but during our discussions the issue arose that the use of a traditional SAFT related to securities that would later be qualified/registered would not comply with the SEC’s views in C&DI 139.01. We had a couple discussions with Mark and his team regarding their reading of C&DI 139.01 and were essentially told that, as the SEC sees it, if a SAFT investor would automatically receive tokens in the future when (and if) the tokens are registered, without any other investor involvement, then the subject tokens would need to be registered as of the date the SAFT is sold (i.e. in line with the language in C&DI 139.01). We were also told that the main reason for the foregoing is the fact that under a traditional SAFT the entirety of the respective investor’s decisions regarding the future tokens are made at the time a SAFT is purchased. Put another way, once a SAFT is purchased the investor has no control over if/when the tokens are actually created (and the SAFT converted) or, in many instances, the terms of the subject tokens. As a result, the respective tokens would need to be registered as of the date the SAFT is sold (i.e. in line with the language in C&DI 139.01) so that the respective investor would have all of the substantive information necessary to make an informed investment decision.

Like a SAFT, the primary purpose of the PIAs are to allow early investors to potentially participate (at a discount) in the Token offering. However, the PIAs were specifically designed to address the above SEC concerns, and to differ from traditional SAFTs, in the following two (2) principal ways:

•	First, unlike a traditional SAFT where conversion is automatic (i.e. not optional), the PIAs provide for a conversion option which is exercisable at the option of the respective holder upon the final qualification of the Tokens for public sale. More particularly, if/when the Tokens are qualified for public sale each PIA holder will be given all of the related Token offering documents (i.e. the Offering Circular and all other Offering Statements) and will then have the option to either: (a) convert the principal amount of their respective PIA (in whole but not in part) into Tokens at a 20% discount from the Token offering price; or (b) receive a lump sum cash out payment. Put another way, unlike with a traditional SAFT, the PIA holders will have all of the information necessary to make an informed investment decision (i.e. the Offering Circular and all other Offering Statements) before deciding whether to convert their respective PIA into Tokens. Further, should they then choose not to so convert they would have the ability to receive a lump sum cash out payment and exit their investment.

•	Second, under a traditional SAFT there is no deadline as to when the respective issuer needs to create/issue the subject tokens and the investor can be locked into their investment for an indefinite period of time. The PIAs however specifically provide for a December 31, 2019 deadline with respect to the qualification of the Tokens for sale to the public. If the Tokens are not so qualified before such deadline, the PIA holders will receive a lump sum cash out payment and the PIAs will be terminated.

As a result of the above rights, the PIAs do not suffer from from the investor concerns surrounding SAFTs discussed above. As such, we believe both the sale of the PIAs, and the subsequent conversion of any outstanding PIAs into Tokens/cash (as applicable) pursuant to their terms, to be in compliance with existing securities laws.

6.	We note your response to comment 9. The way in which you use cross-references in the offering circular continues to create difficulty in the ease of its readability. In this respect, please revise to include the descriptive headers (e.g., "Plan of Distribution" or "Risk Factors") as well as the page numbers of the sections of the offering circular to which you are cross-referencing as opposed to the article number and subsection (e.g., "ARTICLE XIV, Section 3") to enhance readability.

We have revised the footnotes in the Offering Circular to address the above concern. Please note, as some of the Section titles were duplicated in describing the Coins/Tokens separately, for each reference we have provided the title of the subject referenced section as well as the title of the Article/Section (as applicable) in which it appears. By way of example, Footnote 12 of the Offering Circular now reads:

As discussed in more detail in the “Plan of Distribution of Coins – Generally” section beginning on page 78 hereof.

7.	We note your response to comment 5, including the statement that you have revised the Token Rights Agreement, the Coin Rights Agreement, and the Subscription Agreement to specifically carve out claims under federal securities laws, and your revised disclosure on page 39.

•	The changes you describe with respect to the Token Rights Agreement are not reflected in the exhibit you filed. Please file the revised version of the Token Rights Agreement.

An incorrect version of the Token Rights Agreement may have been inadvertently filed. The current version containing the subject language has been filed along with this response.

•	In the Subscription Agreement, it appears that the reference in Section 13(o) to 13(o) should instead be a reference to 13(p), and the reference in Section 13(p) to 13(n) should instead be a reference to 13(o). Please revise for clarity.

You are correct. The subject Section references were inadvertent typographical errors and have been corrected.

8.	We reissue comment 5 in part. We note section 12(n) of your Subscription Agreement and section 12.16 of your Operating Agreement regarding waiver of jury trial.

•	Describe the jury trial provisions, including how such provisions will impact your investors;

•	Describe any questions as to enforceability under federal and state law;

•	Clarify whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;

•	Clarify whether the provisions will apply to secondary purchasers;

•	To the extent these provisions apply to federal securities law claims, please revise the disclosure and the Agreements to state that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

An incorrect version of the Subscription Agreement may have been inadvertently filed. The current version of the Subscription Agreement contains language similar to that in the other agreements (e.g. dispute resolution by JAMS with a carve out for disputes related to federal securities laws). The correct version of the Subscription Agreement has been filed along with this response. Please refer to Section 13(o) (“Dispute Resolution”) and Section 13(p) (“Jurisdiction for Disputes Related to Breaches of Federal Securities Laws”) of the revised version of the Subscription Agreement which we believe remedy the above concerns.

With respect to the Operating Agreement however, as noted in our prior response we have not made any modifications to Section 12.16 of the Company’s Operating Agreement. As neither the Tokens nor the Coins will represent equity interests, the Token/Coin holders will not be a party to that agreement or otherwise subject to its terms simply by reason of holding Coins/Tokens. As such we do not believe any modifications to that section of the Operating Agreement are necessary.

9.	We note that Section 13(o)(iii) of your Subscription Agreement states that "all hearings will take place in Washington D.C., Illinois." Please revise for clarity.

Please see the response to item 8 above.

B.	Article I: About This Offering Circular; Forward-Looking Statements, page 13

10.	We note your response to comment 12, and your statement here and elsewhere in the offering circular that summaries of certain agreements, documents, and records do not purport to be complete and are qualified in their entirety by reference to the respective agreements. As you are responsible for the accuracy of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.

Based on the above comment, we have removed the following language from Article I, Section 1 of the Offering Circular: “, and such summaries do not purport to be complete.”

We have also removed the following language from Article III, Section 5(d) of the Offering Circular: “The summaries of, and references to, all documents, statutes, reports, and other instruments referred to in this Offering Circular do not purport to be complete, comprehensive, or definitive, and each such summary and reference is qualified in its entirety by reference to each document, statute, report, or instrument.”

C.	Article III: Risk Factors, page 25

11.	We note your response to comment 4. Please include a risk factor that highlights the risk to your investors that you may be subject to regulatory oversight, compliance and potential litigation to the extent it is determined that you are operating as an unregistered money transmitter or money services business.

To address this issue we have added a new risk section entitled “Absence of Registration as a Money Transmitting Business or Money Services Business” to Article III, Section 5(D) of the Offering Circular.

12.	Please add risk factor disclosure addressing the potential regulatory risks under the federal securities laws with respect to your operations, including the secondary trading of digital assets on your platform and the manner in which you receive compensation for digital asset transactions. In this regard, please address the potential risks of being subject to regulation as a national securities exchange or alternative trading system, or as a broker- dealer.

To address this issue we have added a new risk section entitled “Absence of Registration as a Broker- Dealer, Securities Exchange or ATS” to Article III, Section 5(E) of the Offering Circular.

D.	Article IV: Description of Business Description of Blockchain Business, page 43

13.	We note your response to comment 16 and your revised disclosure, and we reissue the comment in part. Please revise to include an update on the recently launched beta versions of the Framework, the Coins, and the POS that you reference in order to provide additional details regarding the operational activities performed and relevant operating and financial metrics. Please also discuss any barriers to entry. For example, we note that all users, including dispensaries, will be required to set up a wallet. Please clarify if dispensaries typically have wallet accounts and, if not, whether this may pose a challenge to your business model.

As noted in item 3 above, we have significantly revised the Offering Circular to reflect what the Tokens/Coins/Framework will look like upon completion (i.e. assuming the same have been completed). As such, the “beta version” language has been removed.

With respect to the above concerns related to barriers to entry, this is a new technology without real precedent in the legal cannabis industry and we believe these concerns are adequately covered in Article III, Section 2(E) of the Offering Circular (“New Cryptocurrency Risks; Future Coin/Token Value Risk”).

14.	Please describe in more detail the criteria and selection process for the key stakeholders that would serve as the validators on your framework.

We have revised Article IV, Section 2(B) of the Offering Circular (“Description of the Framework”) to provide more detail on the criteria and selection process for validating nodes within the Framework. That being said, as noted therein the onboarding and selection of persons/entities who will operate validating nodes within the Framework will at all times be at the sole discretion of the Company and the Company can remove any such person/entity at any time.

E.	Coin Buyback/Buyback Price, page 50

15.	We note your response to comment 18 and your revised disclosure. We further note that you still reserve the right to conduct a buyback at any time other than the automatic, hardcoded buyback times in your discretion. Please revise to describe how you plan to notify investors of the timing of any discretionary buyback, and how much notice investors will receive in advance of a discretionary buyback.

In connection with our restructuring of the Coin offering, we have revised Article IV, Section 2(D) of the Offering Circular (“Coin Buyback/Buyback Price”) and Section 4 of the Coin Rights Agreement (“Put/Call Options; Buyback Rights and Obligations of the Company”) to provide for, among other things, the following “Buyback” provisions:

•	the Company will at all times have a “call option” to call and purchase from any Coin holders any/all of their then outstanding Coins, exercisable at its discretion by delivery of notice to such Coin holders via the Framework;

•	each Coin holder will at all times have a “put option” to put and sell to the Company any of their then outstanding coins, exercisable at their discretion by delivery of notice to the Company via the Framework;

•	in connection with any purchase/sale of Coins pursuant to the foregoing, the respective Coin holder would receive an amount equal to the applicable Buyback Price (as discussed in the response to item 16 below); and

•	any purchase/sale of Coins pursuant to the foregoing will be conducted automatically via the Framework within twenty-four (24) hours from delivery of the respective exercise notice and “without further consent of, or notice to, the subject Coin holder” as noted in both the Offering Circular and the Coin Rights Agreement.

We believe the foregoing provisions address the above concerns.

16.	We note your disclosure that "Each person holding a Coin at the time of a Buyback will receive an aggregate amount equal to the total dollar-for-dollar value of the respective Coins.” Please revise to clarify how you plan to calculate the "value" of the Coins at the time of each Buyback.

Each Coin has, and will at all times maintain, a value of $.01 / Coin. As such, the “value” of a given X number of Coins at any given time will be X multiplied by $.01. This is spelled out in Section 4(b) of the Coin Rights Agreement which provides:

In connection with any Buyback, each applicable Coin Holder will be entitled to receive, and the Company will pay to such Coin Holder, an aggregate amount equal to the respective total number of Coins being purchased/sold multiplied by the Face Amount (such amount, respectively, the “Buyback Price”). For the avoidance of doubt any transfer of Coins in connection with a Buyback will not require the payment of a Transaction Fee.

where the term “Face Amount” is defined therein as “an amount equal to one-cent ($0.01) per Coin.”

That being said, we have revised the referenced language in the Offering Circular to read as follows

Each person holding a Coin at the time of a Buyback will receive an aggregate amount equal to the respective total number of Coins being purchased/sold multiplied by one cent ($0.01) (such aggregate amount, respectively, the “Buyback Price”).

17.	We note your response to comment 20. We are unable to agree with your analysis that the exception in Rule 102(b)(4) is available for the buyback transactions contemplated in your offering circular. In this respect, we note that it appears that if the company engages in the proposed Coin buyback plan while, at the same time, it also engages in a continuous distribution of the Coins, such activity may be inconsistent with Rule 102 of Regulation M.

As provided in the response to item 15 above, we have revised certain of the Coin Buyback program provisions. However, we respectfully stand by our original contention that the proposed Coin Buyback program, as amended, falls squarely within the exemption provided in Section 242.102(b)(4). As previously stated, the Company (i.e. the issuer) will be the one conducting the proposed Coin Buyback program so Section 242.102(a) of Regulation M would be applicable to the transactions. Section 242.102(b)(4) provides an exemption to the provisions of Section 242.102(a) for the following:

(4) Exercises of securities. The exercise of any option, warrant, right, or any conversion privilege set forth in the instrument governing a security;

The plain language of the above exemption specifically provides for the exercise of “any” right/option set forth the instrument governing the subject security. The Coin Rights Agreement is the instrument governing the Coins as stated in Recital B thereof which provides as follows:

B.       While the Coins are, and will at all times be, electronic assets, the Company intends by this Agreement to contractually define its rights and obligations to each holder of a Coin(s) (each such person, a “Coin-Holder”), and each Coin-Holder’s rights, obligations and restrictions with respect to their ownership of the respective Coin(s).

Further, Recitals C-E of the Coin Rights Agreement (below) make it clear that both the Company and each Coin holder will be bound by the term of the Coin Rights Agreement and that certain transactions may not require any further action or consent by the Company or any Coin holder:

C.       The Company has agreed to be bound by all of the terms and conditions of, and will for so long as any Coin(s) are issued and outstanding be deemed a party, to this Agreement with respect to such Coin(s).

D.       Each Coin Holder, in connection with the acquisition of his/her/its respective Coin(s) and as a condition of such acquisition, has agreed to be bound by all of the terms and conditions of, and will for so long as such Coin Holder is the holder of any Coin(s) be deemed a party, to this Agreement with respect to such Coin(s).

E.       Each Coin Holder further acknowledges and understands that certain transactions related to the Coins (including certain Coin purchase/sale transactions and payments to be made between the parties) as provided for herein will be affected through the “smart contract” which is the Coin and may not require any further action or consent by the Coin Holder or the Company.

Section 4 of the Coin Rights Agreement governs the subject Coin Buyback program, and Section 4(a) of the Coin Rights Agreement provides for the following specific rights/options:

(a)       To the extent any Coins are issued and outstanding, the following will apply:

(i)       The Company will at all times have the right, privilege and option (respectively, a “Call Option”) to call and purchase from any Coin Holder(s) (and to cause such Coin Holder(s) to sell to the Company) all, or any portion, of the then outstanding Coins held by such Coin Holder(s). The Company may exercise its Call Option, at any time (and from time to time) in its sole discretion and without further consent of the respective Coin Holder(s), by delivering notice of such exercise to the respective Coin Holder(s). Such notice will identify the total number of Coins to be purchased by the Company and be delivered to the Framework Account of the respective Coin Holder(s).

(ii)       Each Coin Holder will at all times have the right, privilege and option (respectively, a “Put Option”) to put and sell to the Company (and to cause the Company to purchase from such Coin Holder) all, or any portion, of the then outstanding Coins held by such Coin Holder(s). A Coin Holder may exercise its Put Option, at any time (and from time to time) in his/her/its sole discretion and without further consent of the Company, by delivering notice of such exercise to the Company. Such notice will identify the total number of Coins to be sold to the Company and be delivered via (and as provided on) the Framework Account of the respective Coin Holder(s).

Based on the above, we believe the exercise of either Buyback right/option provided above, each of which are expressly set forth in the Coin Rights Agreement which expressly govern the Coins, falls squarely within the plain language of the exception provided in Section 242.102(b)(4).

Additionally, we note that Regulation M is, at its heart, intended to prevent market/equity price manipulation which could harm investors. The proposed Coin Buyback program is specifically intended to make the value of the Coins completely stable and prevent any fluctuations in their value; thus protecting Coin investors from any potential loss of value in the Coins.

F.	Article V: Dilution Existing Options, page 65

18.	We note your disclosure in this section indicating that Sean McNamara holds 1,000,000 Option Tokens. However, the disclosure on page 98 indicates that he holds 2,000,000 Option Tokens. Please revise for consistency.

Sean McNamara holds 1,000,000 Option Tokens. Page 98 of the Offering Circular has been revised to reflect the same.

G.	Plan of Distribution of Tokens, page 68

19.	Please tell us how you intend to enable subsequent transfers of the tokens being issued in this offering in compliance with the federal securities laws. In addition, in all instances wherein you discuss the potential secondary trading or offer of the tokens on one or more Token Trading Platforms, please revise to clearly indicate that currently there are no registered or approved third-party platforms to support the secondary trading of your tokens.

We have included new Article VI, Section 1(J) (“Permitted Transfers; Secondary Trading”) to the Offering Circular to address the above matters.

20.	We note your disclosure on page 69 that a purchaser will have to open an ERC-20 compatible wallet given that you intend the Tokens to be sold using an Ethereum blockchain. Your disclosure in footnote 30, however, indicates that the network is subject to change. Please clarify how and when investors will be made aware of such a change.

As noted in item 3 above, we have significantly revised the Offering Circular to reflect what the Tokens/Coins/Framework will look like upon completion (i.e. assuming the same have been completed). As such, the “subject to change” language has been removed. Also, for the avoidance of doubt, all references to the “ERC-20” standard have been removed as a different standard was decided upon.

21.	Please explain to us why you have included procedures to "round down to the nearest whole Token" for cash subscriptions given that the price per token is $1.00.

The subject language regarding rounding was primarily included to address the fact that, in connection with the payment of Tokens via an “Approved Cryptocurrency,” the resulting “Final AC Exchange Value” would most likely not be a whole ($1.00) dollar number. That being said, we also included the language in the general description on Page 69 to specify what would happen in the instance the Company received less than a whole ($1.00) dollar purchase amount (e.g. as the result of the payment of broker fees, ACH fees, etc. on the investor end).

22.	Please discuss the AML/KYC verifications that will be applicable for the opening and use of a Token Clearing Account and identify the party responsible for conducting such verifications.

We have added new Article VI, Section 1(E) (“Required Verifications”) of the Offering Circular to specifically address this matter. We believe this new section clearly addresses the above concerns. Please also note we have also revised Article VI, Section 2(E) (“Required Verifications”) to further specify the verifications required in connection with the Coins.

H.	Intermediaries/Consultants, page 71

23.	Please tell us how you intend to decide whether or not you will utilize broker-dealers in the offer and sale of your Tokens and how you intend to satisfy any regulatory requirements you would have if you do decide to utilize such entities.

The Company fully intends to utilize brokers-dealers in connection with the sale of the Tokens and has budgeted a 5% fee into its financials to cover the expected commissions. We have revised Article VI, Section 1(B) (“Intermediaries/Consultants”) of the Offering Circular to make this clear. However, to date the Company has not entered into any formal agreement with any Broker and is still actively seeking such engagement. We will supplement the Offering Circular with the applicable broker information if/when such engagements are finalized.

I.	Procedures for Purchasing Tokens; Rejection by Company, page 73

24.	We note your response to comment 26 and your revised disclosure in this section, and we reissue the comment. Please revise this section to disclose the following:

•	In the event subscriptions are rejected in whole or in part, the form refunds will take to purchasers who paid using Bitcoin, Bitcoin Cash, Ether, and/or Litecoin; and

•	If rejected subscriptions are paid for using Bitcoin, Bitcoin Cash, Ether, and/or Litecoin, how you will determine the amount of the refund if the value of the Bitcoin, Bitcoin Cash, Ether, and/or Litecoin has changed.

We have revised Article VI, Section 1(F) (“Procedures for Purchasing Tokens; Rejection by Company”) of the Offering Circular to specifically address each of the above issues. We believe the revised language now clearly addresses each of the above concerns.

J.	Approved Forms of Payment; Payment Mechanics; Approved Cryptocurrency, page 74

25.	We note your response to comment 28 and the revisions regarding the procedures for payment with cryptocurrency. As currently drafted, it is unclear how the "Preliminary AC Exchange Value" or the "Final AC Exchange Value" that will be used is an "accepted standard" for determining the fair value of the cryptocurrency. In this respect, please revise your disclosure in this section to disclose from where you intend to obtain the spot price for each Approved Cryptocurrency that you intend to accept, both at the time of the determination of the Preliminary AC Exchange Value and at the time of the determination of the Final AC Exchange Value. To the extent that you may use a different source for this exchange price information in the future, please disclose how and at what point you intend to communicate such a change to investors. Please revise and refer to Note to Paragraph (a) of Rule 251 of Regulation A for guidance.

We have revised Article VI, Section 1(H) (“Approved Forms of Payment; Payment Mechanics; Approved Cryptocurrency”) of the Offering Circular to specifically address each of the above issues. We believe the revised language now clearly addresses each of the above concerns.

26.	We note your response to comment 31 and your revised disclosure in this section, and we reissue the comment in part. Please further revise to discuss the risks to and rights of investors during the period between your receipt of investor funds and the applicable AC Settlement Date. For example, please explain what happens if the company dissolves or liquidates, or if the offering is terminated, prior to a settlement and/or when the Tokens are distributed. Please also describe any contingencies to settlement. Finally, we note that your response to comment 31 states "the settlement time has been reduced to one (1) business day from the later of the receipt of all “Subscription Deliveries” and the date the “Purchase Price” is received and fully cleared." However, we note that your disclosure on page 74 of the offering circular states, "To the extent an investor’s Token Subscription Deliveries are accepted by the Company, in whole or in part, settlement with respect to the purchase and sale of the subject Tokens will (subject to the volume of Token subscriptions received) occur within fifteen (15) days from the later of: (i) the date of the Company’s acceptance of the subject Token Subscription Deliveries; and (ii) the date the subject investor’s purchase funds have fully cleared and made available to the Company." Please revise for consistency.

With respect to the settlement timing/terms, please see our response to item 26.

We have also revised Article VI, Section 1(D) (“Token Sale Expiration Date; Potential Termination of Offering and Return of Proceeds”) of the Offering Circular to specify what happens in connection with an early termination of the Token offering (including in connection with any voluntary/involuntary bankruptcy, dissolution and/or liquidation of the Company). We believe the provisions of this revised section, together with the cross referenced Article VI, Section 1(G) (“Procedures for Purchasing Tokens; Rejection by Company”) of the Offering Circular and Article VI, Section 1(G) (“Approved Forms of Payment; Payment Mechanics; Approved Cryptocurrency”) of the Offering Circular now sufficiently address each of the above issues.

K.	Additional Advertising, page 77

27.	We note your response to comment 8. Please be advised that you are responsible for considering each communication, including each future use or distribution of your White Paper and Executive Summary, in light of the broad definition of an offer and ensuring that you have included all required legends and links to the offering circular pursuant to Rule 255. Additionally, please be advised that you are required to file such materials as an exhibit to the offering statement. Refer to Item 17(13) of Part III of Form 1-A. Finally, please remove the disclaimer in this section that investors may not rely upon such additional materials as investors are able to rely on the information provided to them by you.

As noted in our prior response the referenced “White Paper and Executive Summary” was never intended to “test the waters” or otherwise be related to the Offering and was previously prepared in connection with the “PIA” offering described in the Offering Circular. It is an outdated document that is no longer being used, has been removed from the Company’s website, and not germane to the Offering. Further, the information discussed in the referenced “White Paper and Executive Summary” has been substantively modified, and superseded, by the Business/Framework discussions in the Offering Circular. Based on the foregoing, there should be no future use of referenced “White Paper and Executive Summary” and we thus do not believe it needs to be included as an exhibit to the Offering Statement.

With respect to the disclaimer comment above, we have removed the following language from Article VI, Section 1(I) (“Additional Advertising”) and Article VI, Section 2(H) (“Additional Advertising”) of the Offering Circular: “As such, they are not to be relied upon by prospective [Token/Coin] purchasers or otherwise considered to be part of this Offering Circular or the other Offering Documents.”

L.	Article XIII: Interest of Management and Others in Certain Transactions, page 102

28.	We note your disclosure, including on pages 25, 63, and 90, indicating that CMS has lent certain funds to the company. We further note your disclosure on page 102 stating that CMS is and will remain the company's sole equity holder and "is primarily owned by CoolMellon LLC, which is owned solely by Charlie Uchill and Greg Anderson." Please provide all of the disclosure required by Item 13 of Form 1-A with respect to this transaction.

We have updated Article XIII (“Interest of Management and Others in Certain Transactions”) of the Offering Circular to provide the disclosures required by Item 13 of Form 1-A with respect to the loans made by CMS to the Company. We also updated certain other sections of the Offering Circular (in particular Article VII, Section 1 (“Use of Proceeds from Sale of Tokens”) thereof and the “use of proceeds” breakdowns attached thereto) to make it clear that a portion of the proceeds received from the sale of the Tokens will be used to pay off the loans made by CMS to the Company. We believe these revised sections now clearly address each of the above concerns.

M.	Article XIV: Securities Being Offered Form of Tokens; Standard; Validation; Status of Completion, page 104

29.	Please describe in more detail the material "standards" applicable to the ST-20 Token Security Standard upon which your Tokens will be built.

As noted in item 3 above, we have significantly revised the Offering Circular to reflect what the same will the Tokens/Coins/Framework like upon completion (i.e. assuming the same have been completed). Also, for the avoidance of doubt, all references to the “ST-20” standard have been removed as a different standard was decided upon.

N.	Record Keeping; Token Ledger; Transfer Agent, page 110

30.	We note that you initially intend to maintain an internal Token Ledger and internal Coin Ledger relating to token and coin holdings. Please expand your disclosure for each ledger to describe the following:

•	Who is responsible for updating the internal ledgers to reflect transactions;

•	How holders may ascertain their current balance and the status of any transfers;

•	How transfers and other changes in holdings are communicated to holders; and

•	How a transfer through the Ethereum public blockchain infrastructure and/or Framework to a wallet triggers an update to the internal ledgers.

Please also clarify if the internal ledgers will also be used to ensure that transfers are being conducted in compliance with the federal securities laws.

The Company has engaged a “registered” transfer agent to take over the handling and management of the Token Ledger. As such we have revised Article XIV, Section 2(J) (“Record Keeping; Token Ledger; Transfer Agent”) of the Offering Circular to identify such appointment as well as the duties the Transfer Agent will be responsible for.

31.	We note your disclosure stating that you plan to engage "a qualified, third-party, transfer agent/intermediary . . . to fully take over the handling and management of the Token Ledger." Please revise to give more detail regarding your expected timeline for engaging a transfer agent and disclose whether you plan to engage a registered transfer agent. Refer to Rule 12g5-1(a)(7) under the Exchange Act.

As noted above, the Company has engaged a “registered” transfer agent to take over the handling and management of the Token Ledger. As such we have revised Article XIV, Section 2(J) (“Record Keeping; Token Ledger; Transfer Agent”) of the Offering Circular to identify such appointment as well as the duties the Transfer Agent will be responsible for.

In addition, we added the following to the risk factor in Article III, Section 5(A) (“Absence of Registration of Offering/Securities”) of the Offering Circular:

Further, as noted herein the Company intends to engage, and continuously maintain, a registered Transfer Agent to handle the maintenance/management of the Token Ledger and has currently engaged a registered Transfer Agent to handle the same. However, if the Company is unable to, at any time, retain such registered Transfer Agent (and is otherwise unable to find a qualified replacement) to handle the maintenance/management of the Token Ledger, for whatever reason, the Company may become subject to additional regulatory and compliance requirements under the Exchange Act; including possibly being required to fully register the Tokens under Section 12(g)(1) thereof. Due to the substantial costs and burdens of complying with the same, if the Company becomes subject to such additional regulatory and compliance requirements, in particular in the event the Company becomes required to fully register the Tokens, the performance and/or profitability of the Company could be materially adversely affected and you may recognize a loss of your investment, in whole or in part, in a Token.

We believe these revised sections now clearly address the above concerns.

O.	Financial Statements, page 115

32.	Please update your financial statements in accordance with paragraph (b) of Part F/S in Form 1-A.

The financial statements are currently being updated. We will supplement the Offering Circular with the updated financial statements as/when they are completed.

P.	Exhibits

33.	We note your response to comment 40, and we reissue the comment. Section 3(a) of the Subscription Agreement still requires an investor to represent that it has "read" the offering materials. Please note that it is inappropriate to require an investor to represent that it has read the offering materials and remove this language from the Subscription Agreement.

We have removed the subject language from Section 3(a) of the revised version of the Subscription Agreement.